Exhibit 99.1

Nature Wood Group Limited Announces Pricing of $6.75 Million Initial Public Offering

MACAU, Sep. 12, 2023 – Nature Wood Group Limited (the “Company” or “Nature Wood”), a global leading vertically-integrated forestry company that focuses on FSC business operations, today announced the pricing of its initial public offering (the “Offering”) of 750,000 American Depositary Shares (“ADS”) at a price to public of US$9 per ADS for the total offering size of US$6.75 million, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. Each ADS represents eight ordinary shares of the Company. The ADSs will begin trading on September 12, 2023, U.S. Eastern time, on the Nasdaq Capital Market under the symbol “NWGL”. The Offering is expected to close on September 14, 2023, subject to customary closing conditions.

The Company has granted the underwriters the right to purchase up to an aggregate of 112,500 additional ADSs within 45 days from the date of the final prospectus at the initial public offering price. If the underwriters exercise their option to purchase the additional ADSs in full, the total proceeds from the Offering are expected to be approximately US$7.76 million.

Prime Number Capital LLC is acting as underwriter of the Offering. Loeb & Loeb LLP is acting as counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as counsel to the underwriters.

Nature Wood plans to use the net proceeds of the Offering as follows: (i) approximately 50% for acquisition of concession rights and forest-related business; (ii) approximately 35% for acquisition of factories in Europe or South America and development of new products; and (iii) the balance to fund working capital and other general corporate purposes.

A registration statement on Form F-1 (File No. 333-271425) related to the Offering has been filed with, and declared effective on September 11, 2023, U.S. Eastern time by the U.S. Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Offering is being made only by means of a prospectus forming a part of the effective registration statement. When available, copies of the prospectus related to the Offering may be obtained by contacting: Prime Number Capital LLC, 1345 Avenue of the Americas, New York, 10105, or by email at info@pncps.com. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on FSC business operations, timber and wood products industry. The Company’s operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru, with approximately 615,333 hectares of forest concessions as of June 30, 2023. In terms of the export value in 2021, the Company is (i) the second largest wood products export supplier; (ii) the second largest wood products export supplier certified by the FSC; and (iii) the largest decking product supplier, in Peru. Nature Wood is also the largest oak export supplier and the second largest hardwood export supplier, in France in terms of export volume in 2021. For more information, please visit: www.nature-wood.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Janice Wang, Managing Partner

WFS Investor Relations Inc.

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